July 21, 2008	ATTORNEYS AT LAW ONE DETROIT CENTER 500 WOODWARD AVENUE, SUITE 2700 DETROIT, MI 48226-3489 313.234.7100 TEL 313.234.2800 FAX foley.com CLIENT/MATTER NUMBER 058081-0105

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3720

Washington, DC 20549

Attention: Michael McTiernan

Re:	CurrencySharesSM South African Rand Trust

Registration Statement on Form S-1, Amendment No. 2 filed July 21, 2008

File No. 333-150685

CurrencySharesSM Singapore Dollar Trust

Registration Statement on Form S-1, Amendment No. 1 filed July 21, 2008

File No. 333-150684

CurrencySharesSM Hong Kong Dollar Trust

Registration Statement on Form S-1, Amendment No. 1 filed July 21, 2008

File No. 333-150686

CurrencySharesSM Russian Ruble Trust

Registration Statement on Form S-1, Amendment No. 1 filed July 21, 2008

File No. 333-150687

Ladies and Gentlemen:

On behalf of the CurrencySharesSM Trusts identified above, each sponsored by Rydex Specialized Products LLC, d/b/a Rydex Investments, earlier today we filed the following documents:

Amendment No. 2 (“South African Rand Amendment No. 2”) to the Registration Statement on Form S-1 filed by the CurrencySharesSM South African Rand Trust on May 7, 2008 and amended on June 30, 2008.

Amendment No. 1 (“Singapore Dollar Amendment No. 1”) to the Registration Statement on Form S-1 filed by the CurrencySharesSM Singapore Dollar Trust on May 7, 2008 (the “Singapore Dollar Registration Statement”).

Amendment No. 1 (“Hong Kong Dollar Amendment No. 1”) to the Registration Statement on Form S-1 filed by the CurrencySharesSM Hong Kong Dollar Trust on May 7, 2008 (the “Hong Kong Dollar Registration Statement”).

BOSTON BRUSSELS CENTURY CITY CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI MILWAUKEE	NEW YORK ORLANDO SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR	SAN FRANCISCO SHANGHAI SILICON VALLEY TALLAHASSEE TAMPA	TOKYO WASHINGTON, D.C.

Securities and Exchange Commission

July 21, 2008

Amendment No. 1 (“Russian Ruble Amendment No. 1” and with the South African Rand Amendment No. 2, Singapore Dollar Amendment No. 1 and Hong Kong Dollar Amendment No. 1, the “Amendments”) to the Registration Statement on Form S-1 filed by the CurrencySharesSM Russian Ruble Trust on May 7, 2008 (the “Russian Ruble Registration Statement”).

Enclosed with this letter is a marked version of each Amendment indicating changes made to the immediately prior filing.

Set forth below are our responses, made on behalf of the Trusts, to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) dated July 14, 2008. For your convenience, the text of each Staff comment is stated in full in bold italicized text and our response follows each comment. Capitalized terms used but not defined in this letter are used as defined in the Amendments.

General Comments

1. We note your response to comment 3. Having reviewed the supporting materials we have the following questions. Please advise or revise as appropriate:

a. In the second sentence of the second paragraph on page 20, you disclose that the 2006 GDP was $255 billion. It is not clear where this information is located in the materials provided.

Response: Material supporting this statement is enclosed herewith.

b. In the first sentence of the fourth paragraph, you disclose that the Rand is a free-floating currency. It appears, based on the materials provided, that the Rand is a managed floating currency.

Response: The first sentence of the fourth paragraph on page 20 of the South African Rand Amendment No. 2 has been revised to state that the Rand is a “managed floating currency.” Reference to the Rand as a “free-floating currency” has been deleted.

Hong Kong

c. In the second sentence of the second paragraph (Hong Kong), you state that exports included toys and plastics. It appears, based on the supporting materials, that exports included office machinery instead of toys and plastics.

Response: The second sentence of the second paragraph on page 21 of the Hong Kong Dollar Amendment No. 1 has been revised to state that exports include “office machinery.” Reference to the export of “toys and plastics” has been deleted.

Securities and Exchange Commission

July 21, 2008

d. In the last sentence of the fourth paragraph, you state that the average daily turnover was 238 billion USD. It appears that this number should be 86 billion USD. Additionally, it appears that the year in this sentence should be 2007, not 2006.

Response: The last sentence of the fourth paragraph on page 21 of the Hong Kong Dollar Amendment No. 1 has been revised to state that “the average daily turnover for the Hong Kong Dollar was 86 billion USD accounting for 6% of total foreign exchange market turnover in 2007.” References in that sentence to “238 billion” and “2006” have been deleted.

The Russian Ruble

e. In the second sentence of the third paragraph, based on the materials provided, it appears that the disclosure should reference “metals” instead of “minerals.”

Response: The second sentence of the third paragraph on page 21 of the Russian Ruble Amendment No. 1 has been revised to state that “Russia’s growth is mainly driven by exports in oil, gas and metals.” Reference to “minerals” in that sentence has been deleted.

2. We note your response to comment 4 of our letter dated June 4, 2008. Based on their involvement in the registration statement, their future involvement in preparing and certifying Exchange Act reports and their role in establishing the trust and in overseeing the limited activities of the trust and its service providers, we reissue the comment and request Item 401 of Regulation S-K for Messrs. Farragher, Bonos, Verboncoeur, and Byrum.

Response: Each of the Amendments has been revised to include the biographical information required by Item 401 of Regulation S-K for Messrs. Farragher, Bonos, Verboncoeur and Byrum. The biographies have been inserted after the fourth paragraph under “The Sponsor” on page 24 of the South African Rand Amendment No. 2 and page 25 of each of the other Amendments.

The South African Rand, page 20

3. We note your response to comment 9. In your response, you state that the purpose of this section is to provide a historical and economic overview of the currency. Based on your response, it is not clear why you have not provided historical performance information regarding the performance of the referenced currency to the US dollar. We therefore reissue this comment.

Response: A chart illustrating movements in the price of the referenced currency against the US dollar beginning January 1, 1999 has been inserted on page 20 of South African Rand Amendment No. 2 and page 21 of each of the other Amendments.

Securities and Exchange Commission

July 21, 2008

Plan of Distribution, page 46

4. We note your response to comment 11. The initial purchaser is purchasing baskets with the intent to distribute and thus is acting as an underwriter. Please disclose that the initial purchaser is acting as an underwriter with respect to the initial baskets and that any difference between the purchase price and the resale price will be deemed underwriting compensation.

Response: As agreed in a July 15, 2008 teleconference between George Simon of Foley & Lardner LLP and Stacie Gorman of the Staff, we did not revise the Amendments to refer to the difference between the purchase price and resale price as underwriting compensation.

The first and second sentence in the sixth paragraph under “Plan of Distribution” in each of the Amendments has been revised to read:

“The Initial Purchaser intends to offer these 150,000 Shares to the public and will therefore be deemed a statutory underwriter. The offering price per Share will vary depending on, among other factors, the price of the Shares on NYSE Arca at the time of the offer.”

Legal Matters, page 48

5. We note your response to comment 12. Please revise your disclosure to clearly state that the fee paid by M7 Ventures is separate from the legal fees paid by the Sponsor and is not included in the $100,000 maximum annual legal fees to be paid by the Sponsor.

Response: The following sentence has been added to the paragraph under “Legal Matters” on page 48 of South African Rand Amendment No. 2 and page 49 of the other Amendments:

“The fee paid by M7 Ventures, LLC to Foley & Lardner LLP is separate from and not included in the up to $100,000 per annum in legal fees and expenses paid by the Sponsor.”

Securities and Exchange Commission

July 21, 2008

Please contact the undersigned at (312) 832-4554 or David Gubbini at (313) 234-7144 should you have any questions or comments regarding these responses.

Very truly yours,

FOLEY & LARDNER LLP

By:	/s/ George T. Simon
George T. Simon
Partner